U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(x) Form 3 Holdings Reported
(x) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Pint, Michael J.
   1235  Yale Place, No. 31703
   Minneapolis, MN  55403
2. Issuer Name and Ticker or Trading Symbol
   THE EXPLORATION COMPANY TXCO
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   08/31/97
If Amendment, Date of Original (Month/Year)

Relationship of Reporting Person to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $0.01 par value|1/10/9|P3  |10000             |   |2.027      |150000             |D     |                           |
                             |6     |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $0.01 par value|3/13/9|P3  |5000              |   |2.031      |150000             |D     |                           |
                             |6     |    |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par value|10/30/|P3  |10000             |   |2.75       |150000             |D     |                           |
                             |96    |    |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par value|3/11/9|P3  |25000             |   |6.313      |150000             |D     |                           |
                             |7     |    |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par value|4/22/9|P3  |25000             |   |5.75       |150000             |D     |                           |
                             |7     |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $0.01 par value|10/31/|P4  |25000             |   |2.85       |150000             |D     |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Common Stock, $0.01 par value|12/31/|P4  |50000             |   |2.1875     |150000             |D     |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock Option  |5.96875 |5/1/9|A4  |75000      |   |5/1/9|5/1/0|Common      |75000  |       |0           |D  |            |
                        |        |7 [1]|    |           |   |8 [2]|7    |Stock, $0.01|       |       |            |   |            |
                        |        |     |    |           |   |     |     |par value   |       |       |            |   |            |
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
Explanation of Responses:
1. Incentive stock options issed to new Directors of the Company. Vesting at 1/ 3 of the option after each completed year of service.
2. Incentive stock options issed to new Directors of the Company. Vesting at 1/ 3 of the option after each completed year of service.

MICHAEL  J. PINT
SIGNATURE OF REPORTING PERSON

DATE
1/23/98